02019392

AH 3/18/2002

TC 3/12

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 5 2002
526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gardner Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10901 Red Circle Drive, Suite 360
(No. and Street)

Minnetonka (City) MN (State) 55343-9302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry O. Bumgardner 952-935-4601
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Lewis, Kisch & Associates, Ltd.
(Name — *if individual, state last, first, middle name*)

1303 South Frontage Road (Address) Hastings (City) MN (State) 55033 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Larry O. Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gardner Financial Services, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
John T. Kisch, C.P.A.
Carol J. Sailer, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: lewiskisch@aol.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gardner Financial Services, Inc.

We have audited the accompanying statement of financial condition of Gardner Financial Services, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Gardner Financial Services, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 12, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardner Financial Services, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules following the notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Lewis, Kisch & Associates, Ltd.

January 28, 2002

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current Assets		
Cash and Equivalents	$ 25 076	$ 13 909
Cash on Deposit with Clearing Organization	10 000	10 000
Receivables:		
Brokers	3 346	4 362
Commissions	46 094	25 413
Total Current Assets	84 516	53 684
Other		
Investments	88 250	95 141
Other Assets	362	780
Total Other Assets	88 612	95 921
Total Assets	173 128	149 605
LIABILITIES		
Current		
Commissions Payable	42 357	21 240
Accounts Payable	23 578	14 477
Total Current Liabilities	65 935	35 717
STOCKHOLDERS' EQUITY		
Common Stock, $.01 par value, authorized 1,000,000 shares; issued and outstanding 540,000 shares.	5 400	5 400
Additional Paid-In Capital	31 013	31 013
Retained Earnings	70 780	77 475
Total Stockholders' Equity	107 193	113 888
Total Liabilities and Stockholders' Equity	173 128	149 605

See accompanying notes to financial statements.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue		
Commissions	$1 145 999	$1 328 361
Other	(6 815)	886
Total Revenue	1 139 184	1 329 247
Expenses		
Salaries	106 842	145 769
Advertising and Promotion	2 183	4 027
Commissions Expense	904 946	1 060 888
Equipment Expense	7 369	5 748
Insurance	5 320	4 846
License and Registration Fees	376	1 731
Office Expense	16 531	13 962
Leasing and Vehicle	8 341	8 202
Meals and Entertainment	743	774
Payroll Tax Expense	6 954	10 923
Professional Fees	10 087	24 634
Recruiting	589	750
Office Rent	26 218	24 578
Telephone	8 198	8 375
Travel and Conferences	1 055	2 718
Other Expenses	2 027	4 805
Total Expenses	1 107 779	1 322 730
Net Income	31 405	6 517

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 1999	$5 400	$31 013	$70 958	$107 371
Net Income for the Year			6 517	6 517
Balance, December 31, 2000	5 400	31 013	77 475	113 888
Net Income for the Year			31 405	31 405
Shareholder Draws			(38 100)	(38 100)
Balance, December 31, 2001	5 400	31 013	70 780	107 193

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from (to) Operating Activities		
Net Income	$31 405	$ 6 517
Adjustments to Reconcile Net Income to Net Cash from Operating Activities:		
Unrealized Securities Loss	8 889	3 867
Decrease (Increase) in Receivables	(19 665)	5 681
Decrease in Other Assets	418	652
Increase in Accounts Payable	9 101	1 701
Increase (Decrease) in Commissions Payable	21 117	(4 922)
Net Cash from Operating Activities	51 265	13 496
Cash Flows (to) Investing Activities		
Purchases of Securities	(1 998)	(7 876)
Cash Flows (to) Financing Activities		
Distributions	(38 100)	
Net Increase in Cash and Equivalents	11 167	5 620
Cash and Equivalents, Beginning of Year	13 909	8 289
Cash and Equivalents, End of Year	25 076	13 909

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker/dealer that maintains its headquarters and trading office in the Minneapolis suburb of Minnetonka, Minnesota. The Company sells primarily mutual funds and other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the State of Minnesota. As a securities broker/dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASDR). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is also required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors. The Company is related by a common shareholder to Gardner Advisors, Inc., a Registered Investment Advisor.

RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc. of St. Louis, Missouri maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund partnership and annuity accounts, are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Accounting Method – The Company's financial statements are prepared using the accrual method of accounting. Receivables and payables from securities transactions are recorded on a settlement day basis, based on documentation received from the clearing entity.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Accounting Estimates – Management uses estimates and assumptions in preparing its financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual financial results could differ from those estimates.

Cash – The cash accounts are cash in bank. At certain times balances in cash accounts can exceed FDIC insurance limits.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

3. **Rule 15c3-3 Exemption**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) and therefore is not required to make the periodic computations for determination of reserve requirements. In addition, information relating to the possession and control requirements is not required.

4. **Operating Leases**

The Company leases office space under a five year lease. The annual rental for the years ended December 31, 2001 and 2000 was $26,218 and $24,578, respectively. The lease was renegotiated and extended in July 1998. The rental for 2002-2003 will be approximately $26,000 per year. The lease runs through August 2003.

The Company leases two vehicles. The lease expense for the years ended December 31, 2001 and 2000 was $8,341 and $8,202, respectively. The lease expense for 2002 will be slightly higher than that of 2001 or 2000.

6. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2000, the Company had net capital of $94,716, which was $44,716 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2000 was .38 to 1. At December 31, 2001, the Company had net capital of $89,743, which was $39,743 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2001, was .73 to 1.

7. **Investments**

The Company owns a portfolio of investments as follows:

	2001	2000
Mutual Fund Investments at Fair Market Value	$85 895	$93 295
Money Market Account	2 355	1 846
Total	88 250	95 141

Annual gain and loss is recorded as part of other income. The Company had realized gains and reinvested dividends of $3,733 and unrealized losses of $3,867 for the year ended December 31, 2000. The Company had realized gains and reinvested dividends of $1,564 and unrealized losses of $8,889 for the year ended December 31, 2001.

8. **Related Party Transactions**

The Company receives reimbursement from its related party, Gardner Advisors, Inc. for administrative salary expenses. The reimbursement for the years ended December 31, 2001 and 2000, was $36,000 and $27,267, respectively.

9. **Other Disclosures**

Individuals who were never customers of the Company named the Company's majority shareholder and the Company as one of the defendants in a securities lawsuit. The lawsuit was dismissed with a summary judgment in favor of the Company on February 8, 2001.

SUPPLEMENTARY SCHEDULES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

1. Total Ownership Equity		$107 193
2. Deduct Ownership Equity Not Allowable for Net Capital		
3. Total Ownership Equity Qualified for Net Capital		107 193
4. Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
B. Other (Deductions) or Allowable Credits		
5. Total Capital and Allowable Subordinated Liabilities		107 193
6. Deductions and/or Changes:		
A. Total Non-Allowable Assets from Balance Sheet	$ 4 519	
B. Secured Demand Note Deficiency		
C. Commodity Futures Contracts and Spot Commodities Proprietary Capital Changes		
D. Other Deductions and Charges		
E. Total Deductions and Charges		4 519
7. Other Additions and/or Allowable Credits		
8. Net Capital Before Haircuts on Securities Positions		102 674
9. Haircuts on Securities:		
A. Contractual Securities Commitments		
B. Subordinated Securities Borrowings		
C. Trading and Investment Securities		
1. Exempted Securities		
2. Debt Securities		
3. Options		
4. Other Securities	12 931	
D. Undue Concentration		
E. Other Concentration		12 931
10. Net Capital		89 743
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness Liabilities from Balance Sheet		65 935
Total Aggregate Indebtedness		65 935
Computation of Basic Net Capital Requirement:		
Capital Requirements:		
$50,000 or 6⅔ of Aggregate Indebtedness, Whichever is Greater		50 000
Net Capital in Excess of Requirements		39 743
Net Capital as Above		89 743
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		83 149
Ratio: Aggregate Indebtedness to Net Capital		.73 to 1

COMPUTATION FOR RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Gardner Financial Services, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2001.

Computations for Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2001

The Company does not carry customer securities accounts. Therefore, the calculation of the reserve requirement and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable.

Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2001

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:

   Not Applicable

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001 excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3:

   Not Applicable

Lewis, Kisch & Associates, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
1303 South Frontage Road
Hastings, Minnesota 55033

James V. Lewis, C.P.A.
John T. Kisch, C.P.A.
Carol J. Sailer, C.P.A.

Telephone: (651) 437-3356
FAX: (651) 437-3808
email: lewiskisch@aol.com

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Gardner Financial Services, Inc.

In planning and performing our audit of the financial statements of Gardner Financial Services, Inc. for the year ended December 31, 2001, we considered its internal controls, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company: (1) Making the quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining internal controls. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and to assess whether the controls can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal controls are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls, errors or irregularities may occur and not be detected. Also, evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we

Gardner Financial Services, Inc.
Page Two

noted no matters involving the internal controls that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with exemptive provisions of Rule 15c3-3 as of December 31, 2001, and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that controls that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that controls that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the understanding and our study, we believe that the Company's internal controls were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934, and should not be used for any other purpose.

Respectfully submitted,

Lewis, Kisch and Associates, Ltd

January 28, 2002